Exhibit 11

The Middleton Doll Company and SubsidiariesComputation
Of Net Loss Per Common Share

	For the Year Ended December 31,
	2005	2004	2003
Net loss available to common shareholders	$(1,554,602)	$(3,760,476)	$(661,742)
Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	--	3,895

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589	3,731,484

Basic loss per share	$(0.42)	$(1.01)	$(0.18)

Diluted losss per share	$(0.42)	$(1.01)	$(0.18)